Exhibit (a)(5)(F)

For immediate release:	Media Contact:
January 31, 2011	Joan Campion
(212) 733-2798
Joan.Campion@Pfizer.com

Investor Contact:
Suzanne Harnett
(212) 733-8009
Suzanne.Harnett@Pfizer.com

Pfizer Completes Tender Offer for Shares of

King Pharmaceuticals, Inc.

NEW YORK, N.Y, January 31, 2011 - Pfizer Inc. (NYSE: PFE) today announced that its wholly-owned subsidiary, Parker Tennessee Corp., has accepted for purchase all of the shares validly tendered and not validly withdrawn pursuant to its tender offer for all outstanding shares of common stock of King Pharmaceuticals, Inc. (NYSE: KG) at a purchase price of $14.25 per share, net to the seller in cash, without interest thereon and subject to any required withholding taxes. The offering period and withdrawal rights expired at 5:00 p.m., New York City time on Friday, January 28, 2011. American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, has indicated that, as of the expiration of the offering period, approximately 230,719,938 shares were validly tendered and not validly withdrawn prior to the expiration of the offering period. The shares validly tendered and not validly withdrawn represent approximately 92.5% of the outstanding shares of King common stock. Parker Tennessee Corp. will promptly pay for such shares in accordance with the terms of the tender offer.

Promptly upon acceptance for payment of, and payment by Parker Tennessee Corp. for, tendered shares in the offer, in accordance with the terms of the merger agreement, individuals designated by Pfizer will constitute a majority of the King Board of Directors.

Pfizer intends to complete the acquisition of King through a short-form merger under Tennessee law on or about February 28, 2011, without a vote of the remaining shareholders of King. As a result of the merger, each remaining share of King common stock will be converted into the right to receive $14.25 per share, net in cash, without interest and less any required withholding taxes. Information regarding the merger is being mailed to King shareholders who did not tender their shares in the tender offer and, following completion of the merger, instructions will be mailed to those shareholders outlining the steps to be taken to obtain the merger consideration.

Upon completion of the merger, King will become a wholly-owned subsidiary of Pfizer and King’s common stock will cease to be traded on the NYSE.

The Depositary for the tender offer is American Stock Transfer & Trust Company, LLC, Operations Center, Attn: Reorganization Department, P.O. Box 2042, New York, New York 10272-2042. The Dealer Manager for the tender offer is J.P. Morgan Securities LLC, 383 Madison Ave, 5th Floor, New York, NY 10179. The Information Agent for the tender offer is Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902. Any questions related to the merger or the tender offer may be directed to Morrow & Co., LLC at the mailing address provided above or by calling toll-free at (800) 607-0088 or (203) 658-9400.

Pfizer Inc.: Working together for a healthier world™

At Pfizer, we apply science and our global resources to improve health and well-being at every stage of life. We strive to set the standard for quality, safety and value in the discovery, development and manufacturing of medicines for people and animals. Our diversified global health care portfolio includes human and animal biologic and small molecule medicines and vaccines, as well as nutritional products and many of the world’s best-known consumer products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as the world’s leading biopharmaceutical company, we also collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, Pfizer has worked to make a difference for all who rely on us. To learn more about our commitments, please visit us at www.pfizer.com.

DISCLOSURE NOTICE: This release contains “forward-looking statements” related to the acquisition of King by Pfizer that are not historical facts. Pfizer has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this release include, without limitation, statements regarding the expected completion of the merger of King and Parker Tennessee Corp. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties.

Risks and uncertainties related to the acquisition of King by Pfizer that could cause results to differ from expectations include: uncertainties as to the timing of the merger; the possibility that a governmental entity may prohibit or delay the consummation of the merger; and the risk of shareholder litigation, including the disposition of currently pending litigation, in connection with the merger.

Pfizer undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this announcement are qualified in their entirety by this cautionary statement.

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